EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 and related prospectus of our report dated March 28, 2022, with respect to the financial statements of Dermata Therapeutics, Inc. (formerly Dermata Therapeutics, LLC) (“Company”) as of and for the years ended December 31, 2021 and 2020 (which report includes an explanatory paragraph regarding the existence of substantial doubt about the Company’s ability to continue as a going concern), included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, and to the reference to us under the heading “Experts” in the prospectus which is part of this Registration Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

November 15, 2022